Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Con-way Inc.:

We consent to the incorporation by reference in the registration statement on Form S-3, of our report dated February 26, 2010, with respect to the consolidated balance sheets of Con-way Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2009 and the effectiveness of internal control over financial reporting as of December 31, 2009, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the Prospectus.

/s/ KPMG LLP

Portland, Oregon

May 12, 2010